Exhibit 8.1

212-373-3000

212-757-3990

www.paulweiss.com

July 2, 2009

Teck Resources Limited

Suite 3300 – 550 Burrard Street

Vancouver, British Columbia V6C 0B3

Ladies & Gentlemen:

We have acted as United States federal income tax counsel to Teck Resources Limited, a corporation organized under the laws of Canada (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), of a Registration Statement on Form F-4 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) the Company’s outstanding unregistered $1,315,000,000 aggregate principal amount of 9.75% Senior Secured Notes due 2014, $1,060,000,000 aggregate principal amount of 10.25% Senior Secured Notes due 2016 and $1,850,000,000 aggregate principal amount of 10.75% Senior Secured Notes due 2019 (collectively the “Initial Notes”) for the same aggregate principal amounts of substantially identical Senior Secured Notes due 2014, 2016 and 2019 respectively (collectively the “Exchange Notes”) that will be registered under the Securities Act, all as set forth in the prospectus forming a part of the Registration Statement (the “Prospectus”). Capitalized terms used but not defined herein have the respective meanings ascribed in the Prospectus.

Teck Resources Limited	2

We hereby confirm that the discussion set forth in the Prospectus under the caption “Certain federal income tax considerations – Material United States federal income tax considerations,” insofar as such discussion represents legal conclusions or statements of United States federal income tax law, subject to the limitations and conditions set forth therein, constitutes our opinion as to the material United States federal income tax consequences of the exchange of Initial Notes for Exchange Notes pursuant to the Exchange Offer, as well as the ownership and disposition of the Exchange Notes by United States Holders.

No opinion is expressed as to any other matter, including any aspect of United States federal alternative minimum tax, United States federal estate, gift or other non-income tax, or state, local or non-United States tax. The foregoing opinion is based upon the United States Internal Revenue Code of 1986, as amended, Treasury Regulations (including proposed Regulations and temporary Regulations) promulgated thereunder, administrative rulings, official pronouncements, judicial decisions and other applicable authorities, all as in effect on the date hereof. The statutory provisions, Regulations and interpretations upon which our opinion is based are subject to change, and such changes could apply retroactively. Any such change could affect the continuing validity of the foregoing opinion.

We are furnishing this letter in our capacity as United States federal income tax counsel to the Company. This letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, except as set forth below. We assume no responsibility to advise you of any subsequent changes in existing laws or facts, nor do we assume any responsibility to update this opinion.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to us in the Registration Statement under the caption “Legal Matters”. The issuance of such consent does not concede that we are an “expert” for purposes of the Securities Act and the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Paul, Weiss, Rifkind, Wharton & Garrison LLP
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP